February 8, 2024

Re:	Rentokil Initial plc Form 20-F for the Fiscal Year ended December 31, 2022 Filed April 4, 2023 File No. 001-41524

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Dear Keira Nakada and Rufus Decker:

This letter sets forth the responses of Rentokil Initial plc (the “Company”) to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Form 20-F for the fiscal year ended December 31, 2022, filed on April 4, 2023 (the “2022 Form 20-F”) contained in the Staff’s letter dated January 26, 2024 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, as well as the comments set forth in the Staff’s letter dated December 20, 2023, the Company is today filing an Amendment No. 1 to the Form 20-F for the fiscal year ended December 31, 2022 (the “Amended 2022 Form 20-F”).

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment.

Form 20-F for the Fiscal Year ended December 31, 2022

Item 5. Operating and Financial Review Prospects, page 19

1.	We read your response to prior comment 3. Please present and discuss operating cash flow to net income ratio, whenever adjusted free cash flow conversion is presented or discussed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K, Regulation G and footnote 27 to SEC Release No. 33-8176.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Amended 2022 Form 20-F presents and discusses operating cash flow to net income ratio, which the Company refers to as “cash conversion for the year” and is defined as profit for the year to net cash flows from operating activities, whenever Adjusted Free Cash Flow Conversion is presented and discussed.

Please do not hesitate to contact me at stuart.ingall-tombs@rentokil-initial.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Rentokil Initial plc

By:	/s/ Stuart Ingall-Tombs
	Name:	Stuart Ingall-Tombs
	Title:	Chief Financial Officer

cc:	Pamela Marcogliese, Freshfields Bruckhaus Deringer US LLP Ethan Magid, Freshfields Bruckhaus Deringer LLP